Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2005, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 13, 2006, and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 21, 2006, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2005, which was filed with the SEC on March 3, 2006 and its proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 25, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
The following is a transcript of a conference call held on February 27, 2007 to discuss SIRIUS’ financial and operating results for the three months and year ended December 31, 2006.

FINAL TRANSCRIPT
SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
Event Date/Time: Feb. 27. 2007 / 8:00AM ET

www.streetevents.com	Contact Us

© 2007 Thomson Financial. Republished with permission. No part of this publication ma y be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
CORPORATE PARTICIPANTS
Paul Blalock
Sirius Satellite Radio — SVP, IR
Mel Karmazin
Sirius Satellite Radio — CEO
Jim Meyer
Sirius Satellite Radio — President, Sales & Operations
Scott Greenstein
Sirius Satellite Radio — President, Entertainment & Sports
David Frear
Sirius Satellite Radio — CFO
CONFERENCE CALL PARTICIPANTS
Ben Swinburne
Morgan Stanley — Analyst
Robert Peck
Bear, Stearns — Analyst
Laraine Mancini
Merrill Lynch — Analyst
Eileen Furukawa
Citigroup — Analyst
Bryan Kraft
Credit Suisse — Analyst
James Dix
Deutsche Bank — Analyst
Barton Crockett
JPMorgan — Analyst
David Bank
RBC Capital Markets — Analyst
PRESENTATION
Operator
Good day, everyone, and welcome to the SIRIUS Satellite Radio fourth quarter and year end 2006 earnings conference call. Today’s conference is being recorded.
At this time, I would like to turn the conference over to Paul Blalock, Senior Vice President of Investor Relations. Mr. Blalock, please go ahead.
Paul Blalock - Sirius Satellite Radio — SVP, IR
Thank you, Peter. Good morning, everyone, and thank you for your participation today. This morning Mel Karmazin, our CEO, joined by Jim Meyer, President of Operations and Sales, and Scott Greenstein, President of Entertainment and Sports, will review

www.streetevents.com	Contact Us	1

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
our 2006 achievements and current outlook. David Frear, our Chief Financial Officer, will discuss our 2006 financial results and provide guidance for 2007. At the conclusion of our prepared remarks, management will take your questions.
I would like to remind everyone that certain statements made during this call might be forward-looking, as that term is defined in the Private Securities Litigation Reform Act of 1995. These, and all forward-looking statements are based on management’s current beliefs and expectations, and necessarily dependent upon assumptions, data or methods that may be incorrect or imprecise. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. More information about those risks and uncertainties is contained in SIRIUS’s SEC filings. We caution listeners not to rely unduly on forward-looking statements and disclaim any intent or obligation to update them. I will now hand the call over to Mel for his opening remarks.
Mel Karmazin — Sirius Satellite Radio — CEO
Good morning, and thank you for joining us. 2006 was a banner year for SIRIUS. For the full year, we added a record 2.7 million new subscribers, or 62% of the total radio — satellite radio growth. In the fourth quarter, SIRIUS added 67% of total satellite radio net additions, and in the retail segment, SIRIUS also represented 67% share. This is the strongest performance in the Company’s history, and even stronger that in the fourth quarter of 2005 and the first quarter of 2006, which is when Howard Stern first joined SIRIUS. It is interesting to note that in the fourth quarter of 2006, SIRIUS also captured the majority, 54%, of gross subscriber additions for the first time in our history. Clearly, our differentiated approach to programming has led to a differentiated brand and differentiated financial and operating results. If you look back two years ago, to the fourth quarter of 2004, our progress is even more apparent. SIRIUS added 481,000 subscribers in fourth quarter of ‘04, for a 40% share of net add growth. In fourth quarter of ‘06, SIRIUS added 905,000 subscribers for a 67% share of net add growth. This one-third/two-third split is a reversal of the trend just 24 months ago, and a clear indication of a sustainable consumer preference for SIRIUS.
More importantly, SIRIUS achieved $30 million of positive free cash flow in the fourth quarter of 2006, achieving our stated goal of potentially reaching free cash flow positive as early as the fourth quarter. Although true GAAP earnings are years away, it is important to note that this is real cash flow, and that includes the effect of capital expenditures. For 2007, we expect total revenue to approach $1 billion. If we accomplish that goal, it will be the fastest to $1 billion in revenue in the history of radio. Reviewing 2006, we expected $615 million in revenue, and we delivered $637 million. Our average monthly revenue per user, or ARPU, was $11.01 in 2006, up from $10.34 in 2005. Our 2006 ARPU included a $0.56 contribution from net advertising revenue, an increase of 100% from the $0.28 net advertising revenue in 2005. At the beginning of 2006, we expected to have more than 6 million subscribers at year end, and we delivered on that original goal. Although strong growth in the first half of the year caused us to revise upward our mid year guidance, which was later reduced back to our original goal. It is also interesting to note that in Canada SIRIUS’s fourth quarter NPD share was in excess of 70%.
Last year, we also said that we expected to double our installed base of automotive customers during 2006. We started 2006 with 824,000 OEM subscribers, and ended the year with more than 1.9 million, a 138% increase. For the full year of 2006, SIRIUS achieved a 55% share of OEM net subscriber growth. We expected a 2006 customer churn rate of 1.8%. We delivered a churn rate which was 1.89%. And I’m also pleased to report that our self-pay churn remained flat at 1.6% for the year, an industry-leading metric. We expected 2006 SAC per gross add to approach $110, and we delivered $114 for the full year, and $103 for the fourth quarter. This is down from $139 SAC per gross add in 2005. We expected the adjusted loss from operations EBITDA to be $565 million for the full year, and we delivered $513.1 million, a 9% improvement, and a clear indication of our cost-based focus. Looking forward into 2006, we expect revenue to approach $1 billion, subscribers to top $8 million, churn to average between 2.2% and 2.4%, and SAC per gross add to drop to approximately $95. I believe that SIRIUS clearly delivered in 2006 and we are being very realistic about 2007.
I will let Jim, Scott and David take you through some more highlights in a moment. But I first want to make a few observations. First, high levels of customer satisfaction coupled with the low levels of customer churn and increasing automotive penetration rates are great indicators of a positive long-term future for satellite radio and a solid place for our branded content in the new

www.streetevents.com	Contact Us	2

© 2007 Thomson Financial. Republished with permission. No part of this publication m ay be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
media world. Second, SIRIUS is the premier destination to discover and experience audio entertainment. Whether you are in your car or in your home, office, dorm room or on the Internet or in a Wi-Fi-enabled hot spot, SIRIUS’s leadership in commercial-free music, premier sports and talk remains paramount to our success. Third, as CEO and a large shareholder myself, I do not need to tell you that our stock performance has not matched our financial and operational success. I will remain steadfast in running this Company to maximize our financial and market position. And I am confident in our ability to deliver the best radio on radio. Thank you for listening, and we will be glad to handle your questions after we hear from the rest of the management team. Jim Meyer will now take you through some of the operational details.
Jim Meyer - Sirius Satellite Radio — President, Sales & Operations
Thanks, Mel. 2006 was a very successful year for SIRIUS. Our initial 2006 goal of reaching parity in the marketplace was exceeded in each and every quarter of the year. Our goal for 2007 quite simply is to maintain our clear market leadership. And as Mel mentioned, this is a dramatic reversal over the last two years. In 2006, our product and distribution strategies were very successful. On the product side, we refurbished the product line-up with several new products, while reaching our cost reduction objectives, and introducing some innovative firsts into the marketplace. We believe that the new products we have introduced make SIRIUS a product line-up leader with the strongest offering in the industry, and you can expect more in 2007. SIRIUS added 2.7 million net additions in 2006. That was comprised of approximately 1.1 million net additions from our auto partners and approximately 1.6 million retail net additions. Self-pay churn remained flat at 1.6% and total churn was 1.9% for the year. In 2006, we made several investments aimed at our customer retention initiatives, and we will continue to make additional investments in 2007, focused on retention initiatives.
Turning to the retail sector, the approximate 1.6 million retail net additions for 2006 represented a slight increase in retail net additions over 2005, and accounted for 55% of the 2006 satellite radio retail net addition share. In the fourth quarter 2006, our retail net add share rose to 65%, its highest level ever. In addition, in the fourth quarter, SIRIUS also captured 54% of gross subscriber additions. Overall, I’m very pleased with where we are in the aftermarket side of the business. Obviously, our retail partners are aware of the strong consumer preference for SIRIUS. One particular success story for SIRIUS in 2006 was at Wal-Mart, where as promised, we accomplished our goal of reaching parity in market share for the important fourth quarter. In addition, SIRIUS received the coveted Best Supplier of the Quarter award for audio electronics from Wal-Mart for the fourth quarter of 2006. In 2007 in the aftermarket segment, we expect to maintain our market share position, including our market share leadership at Wal-Mart for the full year.
Another key objective for 2007 is to continue to reduce our after-market SAC. This will be accomplished as we integrate our new generation 4 chips into our product line-up later this year. Not only will this effort significantly reduce the cost of our radios, but the benefits will include a continued reduction in size and heat, leading to better, more innovative form factors, as well as improvements in battery life. The generation 4 chips are currently in production at STMicroelectronics, and we will begin to phase them in radios later this year. On the technology front, I’m also pleased to report that we are operating our hierarchical overlay modulation, now for almost four months, and you should expect to us launch new services in the first half of this year. Stay tuned.
Now let’s turn to the OEM world. In 2006, SIRIUS added 1.1 million OEM net additions, capturing 55% of the total OEM net addition share. In the fourth quarter of 2006, SIRIUS added a record 349,000 OEM subscribers, which represents 65% of fourth quarter OEM net addition share, the highest results in our history. The 349,000 fourth quarter net OEM additions represent an improvement of 44% over our fourth quarter 2005 performance. As Mel mentioned, our goal for 2006 was to double our OEM subscriber base, and we more than accomplished that goal. SIRIUS started 2006 with 823,000 OEM subscribers and ended the year with over 1.9 million subscribers in this important channel.
Factory programs continue to gain momentum. SIRIUS ended 2006 with 132 individual vehicle model factory programs and 149 total vehicle model programs. OEM economics will continue to improve and our penetration rates continue to increase. The Company’s exclusive U.S. automotive OEM partners now number 21 individual automotive brands. It’s important to note

www.streetevents.com	Contact Us	3

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
the Chrysler group is targeting a 40% overall penetration rate for the 2007 model year with SIRIUS factory programs. This is up from approximately 30% in the 2006 model year. Effective this month, the first Chrysler group vehicles with SIRIUS realtime traffic are now hitting the dealer show rooms. This exciting new feature can be found in select vehicles that includes the new MyGIG radios. During the fourth quarter, the Chrysler group launched a significant national media campaign which prominently featured SIRIUS in TV spots for Chrysler, Dodge, and Jeep vehicles. This national exposure was not only great for our brand, but also had a very positive impact at the dealer level. Awareness of the SIRIUS option at the consumer and dealer levels has never been higher.
Ford is also coming on strong with SIRIUS, now with a factory-installed option in 22 vehicle lines, up from four models at the beginning of 2006. The Ford, Lincoln and Mercury penetration rates for SIRIUS are all exceeding initial projections. Strong customer and dealer demand for the SIRIUS option is driving these increased penetration rates. During the third quarter of 2006, Volkswagen and Audi began their 2007 model year launch of their previously announced exclusive partnership with SIRIUS. As previously mentioned, Volkswagen and Audi are targeting an 80% installation rate in their 2007 model year. This program is now fully operational, and we are completely engaged with this important partner and their dealers. Finally, Mercedes Benz continues to install SIRIUS radios in now over two-thirds of all model year 2007 vehicles. Both dealer and customer demand for SIRIUS in the Mercedes Benz line-up is strong and improving.
In conclusion, I would like to make a few comments regarding consumer demand for SIRIUS Satellite Radio. As everyone knows, Howard’s show debuted on SIRIUS in last year’s first quarter, and our subscriber growth benefited in a large way. As you see the NPD data come out for this year’s first quarter, you should expect to see declines from last year’s pace. January will be the steepest decline. From February forward, you should expect, and we are seeing in February, continuous improvements as we work through last year’s Howard bulge. Another area for discussion is any consumer confusion caused by the pending merger. We must not confuse consumers, as we take the time necessary to work through the regulatory approvals required. To combat this issue, quite simply, we will guarantee customers that any radio they buy from SIRIUS will not become obsolete. It’s a simple, but effective message to our customers, and a very safe thing to do, given our long-term commitments to our OEM partners. I would now like to turn it over to Scott.
Scott Greenstein - Sirius Satellite Radio — President, Entertainment & Sports
Thanks, Jim. In 2006, SIRIUS delivered on and solidified our position as the best radio on radio. To highlight the depth and diversity of our content on any given day and every day, I give you one example. Leading Associated Press writer Larry McShane’s story describing SIRIUS by paraphrasing renowned DJ Cousin Brucie as a new [inaudible] sums it up. McShane covered a day in the life of SIRIUS, a typical Tuesday, an article that was featured in print and online news outlets across the country with total circulation and viewership of over 38 million, detailing a day that featured Jamie Foxx announcing his exclusive urban comedy channel, Tiki Barber on NFL radio, Howard Stern on the air, Martha Stewart doing her program on her channel, Senator Bill Bradley, along with highlights from the Catholic Channel, Candace Bushnell’s radio show, OutQ, and of course, other elements of Stern’s programming. If McShane had been here a couple of weeks later, he would have seen the Sinatra family announce their exclusive new channel on SIRIUS, and last week, Barbara Walters talking to listeners on her live call-in Oscar show. I won’t spend much more time on the highlights of that day that McShane visited SIRIUS, except to say that what made that day for him, and what makes SIRIUS so special every day, is that our priority, our mission and our promise to our talent, and most importantly to our listeners, is to have the best content go on the air. The old phrase, content is king, is still true in this technologically changing world today. And content is what makes SIRIUS the leader. It’s what makes us the premier audio entertainment Company.
Now let’s talk about the biggest launch in radio since Howard Stern came to SIRIUS; SIRIUS NASCAR radio. As everyone knows, NASCAR is the biggest spectator sport in America. If Daytona is any indication, NASCAR is every bit as huge as we thought it would be. Calls have jammed the lines every hour of the day since SIRIUS NASCAR radio launched its 24-hour service. A retail store close to Daytona sold out their entire SIRIUS stock by Saturday, and race fans were approaching SIRIUS staff on site all weekend, telling them what a difference SIRIUS NASCAR radio has made to their race and fan experience. Every one of the 37

www.streetevents.com	Contact Us	4

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
racers in the NASCAR season will be an incredible promotional tool for us, locally activating each market on a grassroots level, with the sheer power of what NASCAR describes as a virtual Super Bowl in 37 cities, and selling SIRIUS NASCAR radio from Daytona and Talladega to Las Vegas and Phoenix.
We have also seen a tremendous response to the programming on SIRIUS NASCAR radio from the sports media. Much like our unrivaled football coverage on SIRIUS NFL radio, we are confident that SIRIUS NASCAR radio will continue to win over fans, pros and press alike, with unprecedented 24/7 coverage of every race and everything in between. To sum up, USA Today in their Daytona coverage said, for total immersion, the true diehard should also listen to SIRIUS Satellite Radio, which will premier its NASCAR coverage with 10 channels that will devoted solely to specific drivers, offering their in-car chatter nonstop throughout the race. Like it has for us before, this kind of focus on premium programming results in remarkable positive press coverage. And as you’ve heard me say over and over again, press coverage serves SIRIUS both as publicity and cost effective and organic marketing.
To illustrate the power of the point and the marketing dollars saved, in the whole of 2006, more than 13,000 print stories appeared with audience impressions of more than 25 billion in media outlets, including Forbes, Time Magazine, Los Angeles Times, Chicago Tribune, Washington Post, USA Today, and on and on and on, as well as being featured in broadcast segments on numerous networking cable programming, including The Today Show and Good Morning America. Supported by our ongoing partner marketing with the likes of the NFL, Martha Stewart, Playboy, Cosmo and the NBA, and the continued success of our best radio on radio campaign, we are confident that that press, coupled with our brand marketing and our partner marketing, we will remain not only the programming leader, but the marketing leader as well. This is in addition to the DaimlerChrysler Mercury marketing campaigns that Jim referred to, as well as Radio Shack campaigns, where SIRIUS and its programming were featured as the center of the marketing campaign in those particular instances, not just an add-on.
Advertisers continued to show they want to be where the best programming on radio is. That is no more apparent than on the new SIRIUS NASCAR radio channel, which just launched in January and alone saw advertising from the likes of Castrol and Home Depot. In the coming months, look for the debut of new shows from publishing icon Jane Pratt, renowned pet expert Sonia Fitzpatrick, and the launch of exclusive channels, Siriusly Sinatra and Jamie Foxx’s Fox Hole, will all be on the air before the summer. And of course, more on NASCAR as the year progresses with the races. We at SIRIUS remain committed to our listeners. We are confident that SIRIUS will continue to be the best radio on radio, and we look forward to another year of doing just that. Thank you, and I turn it over to David.
David Frear - Sirius Satellite Radio — CFO
Thanks, Scott. As in prior calls, my comments will follow the condensed operating statement in our press release, which excludes the effect of stock-based compensation expenses in the individual line items. SIRIUS delivered a great fourth quarter and a great year, with a record 2.7 million net additions for the year in the Company’s first ever quarter of positive free cash flow. The 905,000 net subscribers SIRIUS added in the fourth quarter represents our fifth consecutive quarter of segment leadership in the metric that directly translates into our leading revenue growth. Total fourth quarter revenue increased by 142%, or $113 million year-over-year to $193 million, as our subscriber base nearly doubled to over 6 million subs from just under 3.3 million a year ago. The nearly 3 million subs added in the last year have driven our annualized revenue run rate to nearly $800 million today. This rapid growth has been accomplished with a high degree of efficiency, as our focus on free cash flow has pushed us to drive and improve every key metric.
As Mel mentioned, SAC per gross add for the year improved 18% to $114 per gross add, and would have been lower but for costs associated with our FM modulator rework. The reduced fourth quarter SAC per gross add brought net cash invested per sub essentially to break-even levels. Our low and leading total churn, which includes self-pay churn, as well as non-conversions of bundled subs, was 2% in the quarter and 1.9% for the year. This uptick is attributable to the increase in our OEM subscriber base in our mix and the roll-off of non-converting bundled subscriptions. Importantly, the self-pay component of our churn has remained very consistent with prior quarters, averaging 1.6% for the year, and we do not see this changing in 2007. We do

www.streetevents.com	Contact Us	5

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
expect total churn to increase to a range of 2.2% to 2.4% in 2007, as we see the impact of a growing number of OEM bundled subscriptions coming up for renewal.
Our results for 2006 also clearly showcase the scale inherent in our business model. Customer service and billing expenses per average subscriber declined 44% for the quarter to $1.49 per month, and for the full year declined 41% to $1.24. For 2006, total cost of service dropped from 76% of revenues to 59%, fully absorbing and then some the effect of adding Howard Stern to our line-up in 2006. The balance of our operating expenses, engineering design and development, G&A and sales and marketing, were collectively cut in half as a percent of revenue in 2006, and we expect substantial continuing improvement in 2007. Our adjusted loss from operations, or adjusted EBITDA for the quarter, improved by $59 million year-over-year to a loss of $167 million, better than Street expectations. For the full year, adjusted loss from operations improved by $54 million to a loss of $513 million, beating our guidance for a loss of $565 million. The fourth quarter adjusted loss from operations represented a 26% improvement year-over-year, despite the additional fixed costs associated with our expanded and exclusive content. In 2007 we will continue to build on our already extraordinary content package with the addition of NASCAR, Jamie Foxx’s Fox Hole, Siriusly Sinatra, and other exciting new content, while maintaining tight spending discipline.
Adjusted EBITDA before SAC and marketing costs, which the analyst community refers to as premarketing EBITDA, was positive $39 million for the quarter, or a 20% margin compared to a negative $18 million in Q4 ‘05, or a negative 23% margin. Similarly for the full year, we saw a $176 million improvement in premarketing EBITDA, to positive $129 million. For the fourth quarter, SIRIUS achieved its first ever quarter of positive free cash flow after capital expenditures, with free cash flow of $30 million compared to negative free cash flow of $63 million in the prior year period. SIRIUS ended the quarter with approximately $409 million in cash, cash equivalents and marketable securities, up from approximately $352 million at the end of Q3.
In sum, 2006 was a milestone year for SIRIUS, as we delivered on our business plan of achieving positive free cash flow, adding a record number of net new subscribers in a cost effective manner, and continuing to provide and enhance the best radio on radio. As disclosed in our press release, we are guiding to revenue approaching $1 billion on a year end — on year end subscribers of over 8 million, and clarifying our expectation for SAC improvement and for churn. Please note, although our adjusted EBITDA loss and free cash flow will continue to improve substantially in 2007, we are not currently providing guidance on these measures in light our pending merger with XM. With that, let me turn it back to Mel.
Mel Karmazin - Sirius Satellite Radio — CEO
Thanks, David. Just before we take your questions, I would like to mention a few things that I’m really excited about for 2007. First, exciting new products and services, such as traffic, video and smaller radios with longer battery life and new features will continue to keep SIRIUS at the forefront of consumer interest and demand. Second, as Scott mentioned, excellence in execution for both new and existing programming is paramount to our success. Getting the programming right is a constant activity, so that everything from our music, talk and sports is continuously challenged, and we are never finished. Every show, program and channel need to be the best that it can possibly be within the financial goals that we have established.
In particular, I am particularly excited about the new relationship with NASCAR and the impact that will have across our business. The introduction of the driver channels that Scott has mentioned could be very significant. In addition, the Catholic Channel, the Metropolitan Opera Channel, and the upcoming launch of Siriusly Sinatra Channel are all very exciting. SIRIUS is particularly excited about the fact that it is successfully gaining penetration with the 90% of the customers who currently do not purchase satellite radio, but instead rely on terrestrial radio and other technologies, many of which are available for free.
Finally, last week renounced the merger of equals with XM. We held a conference call and a replay of that call is available on our website for you to listen to. On Wednesday, we filed the merger agreement with the SEC as an 8-K, and that is available on our website. Additionally, we posted a Q&A on our website for answers for your frequently asked questions related to the merger, and I would encourage you to read it. Tomorrow, I will be in Washington to testify on the benefits of the merger and the greater consumer choice we believe the merger will generate. We believe that the combination of SIRIUS and XM is a win-win

www.streetevents.com	Contact Us	6

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
for consumers, partners, employees and shareholders. Over the coming months and years, we look forward to working with our counterparts at XM to achieve the significant benefits of this combination, and execute on the many exciting opportunities this merger will create. I look forward to working with Gary Parsons and the entire team at XM and believe that together, we can offer consumers the very best radio on radio. Let me end by saying that we are confident once regulators and government officials have a chance to understand our business, our combined marketplace, and what the combined Company will offer consumers, especially in terms of choice, that they will see the benefits of this combination. I’m sure some of you may have some questions, and we’ll be glad to address them if we can. So, operator, please open up for questions.
QUESTIONS AND ANSWERS
Operator
[OPERATOR INSTRUCTIONS] Ben Swinburne, Morgan Stanley.
Ben Swinburne - Morgan Stanley — Analyst
Thanks for taking the question. If I could ask a retail question and an OEM question. On retail, Mel, does the guidance have a —bake in the — some number for consumer confusion around the merger? I know you mentioned that in your prepared remarks. And I’m wondering if the $8 million plus number was adjusted downward to bake in some expectation that you’ll get less people walking into the store to buy radios because of the confusion over who is the surviving company. And then on the OEM side, I know you guys have less experience on this than XM, but any lessons learned you can share with us about how you at SIRIUS can either drive the conversion ratio higher or lower based on things you control? And how much of that is really just dictated by how the dealer performs and the OEM partner?
Mel Karmazin - Sirius Satellite Radio — CEO
Okay. So I’m going to ask — I know you directed the question to me. But I think that Jim is better equipped to answer your specific questions, so let Jim handle it.
Jim Meyer - Sirius Satellite Radio — President, Sales & Operations
On the guidance for what we expect to do in 2007, I think it’s fair to say that we’ve tempered the first half of the year for what we believe are realistic expectations for retail demand in the after-market. And then we would expect both — by getting by the Howard bubble, as well as effectively communicating that there will not be an obsolescence issue with the pending merger, that we will see modest improvement in the second half of the year. And so that’s what’s in our guidance and consistent with what we believe. On the OEM side, we’ve learned a lot. I’m afraid we haven’t learned as much as our counterparts have, but we’re working very hard at it. Very clearly to me, I think you hit on a key point. And that is it is very important to be— we’re learning more and more to be both integrated with, let’s call it the factory, or a part of how the mother company goes to market with their merchandising and their campaign. I think we’ve made great progress there with both Chrysler and Ford. But as importantly, the dealer does play a very important role in retention rate and our understanding. First and foremost, just making sure the consumer knows he’s got the service, and so we’re very focused now. We’ve added a group in Detroit that is fully focused on working with the dealers and working with how we communicate with the dealers to improve our retention rates.
Mel Karmazin - Sirius Satellite Radio — CEO
Yes, I think the idea of the merger has certainly caused — gotten satellite radio more front and center. So, that part of it has been a positive. And, again, I think that our experience this past weekend was that we were not adversely affected from where we

www.streetevents.com	Contact Us	7

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
thought we would be because of the merger. But, it’s understandable that there could be, during this process, some confusion. We’ll do our best to minimize that confusion, but that is possible. I still think that the idea of us adding about 2 million net subscribers this year is a pretty good growth rate for our Company from where we’re standing today.
Ben Swinburne - Morgan Stanley — Analyst
Thanks, guys.
Operator
Robert Peck, Bear, Stearns.
Robert Peck - Bear, Stearns — Analyst
Just a couple quick questions here. First of all, Mel, in 2010, you had previously given revenue and free cash flow guidance. I’m wondering if you could reiterate that or update us. And David, I was wondering if you could maybe — I know you said you won’t give ’07 EBITDA or free cash flow guidance. But could you maybe talk about it directionally, particularly ex-merger costs, where you think that should be narrowing, and free cash flow, do you think you’ll be free cash flow positive, et cetera? And lastly, I’m wondering if either of you can comment on the retail market share. Yesterday your competitor was out there saying that they think they could narrow your current market share. Maybe you could talk about what’s driving that, how you think maybe [inaudible]. Thanks.
Mel Karmazin - Sirius Satellite Radio — CEO
Okay. So on the first point about our long-term guidance that we had given, or comments that we have made, nothing has changed but for the merger. So you should assume that the only thing that has made us not be giving you any guidance, has to do with the merger, not the fundamentals of our business. On your last point, I have been hearing — we had originally said when we were on the short end of the market share, that you should expect parity. And from the time we exceeded parity, I have been hearing that they are going to gain market share. And I get information every single week, and the information that I get every single week still indicates SIRIUS has got the leading share at retail. I certainly understand that we have a good competitor in that area, and that they are going to work on trying to increase their share. But we’re going to work on [inaudible] as Jim pointed out, on maintaining our lead at retail.
David Frear - Sirius Satellite Radio — CFO
I think, Bob, as I said in my remarks, you should expect the adjusted EBITDA, as well as free cash flow, again, but for the merger, to improve substantially from what you have seen in ’06. That the leverage in the business model now, I think, is very clear to everybody. The contribution margin, I know that we don’t provide a variable pace P&L, but the contribution margin remains right at about 70%. And so we’re enjoying the benefits of the leverage. As Mel said, that the changes to our guidance are driven not by changes in our view of operations, but simply by the considerations of the merger.
Mel Karmazin - Sirius Satellite Radio — CEO
Yes, and just so you know, that when we were thinking about ’07, if we didn’t announce the merger, we would have given you the same subscriber guidance.

www.streetevents.com	Contact Us	8

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
Robert Peck - Bear, Stearns — Analyst
Thank you, Mel.
Operator
Laraine Mancini, Merrill Lynch.
Laraine Mancini - Merrill Lynch — Analyst
When your competitor reported yesterday, they suggested that they thought retail would slow in ’07 again. Can you comment on your view of the overall retail industry in ’07? And then second, there’s a lot of rumors that GM and Chrysler might merge. How do you think that affects the space and the install rate for SIRIUS?
Mel Karmazin - Sirius Satellite Radio — CEO
Well, I’ll give you the second one. I don’t know what is going to happen out there. We have a contract with DaimlerChrysler. We have — they are a very important partner. We’re an important partner to them. Certainly we touch base with them since our merger, and they were very enthusiastic for us. And we will just wait and see what happens with them. But you should rest assured that we have a long-term contract with them, and there are some very attractive economics for that contract to go on forever, because of the fact that they receive, as we pointed out in the past, a revenue share for the life of the vehicle, that if in fact we weren’t involved with them, they would have significant shortfalls from what they would expect to have received from us. But we’re working closely with them. And as Jim pointed out, we’re excited about their commitment to satellite radio.
Jim Meyer - Sirius Satellite Radio — President, Sales & Operations
On the retail side, I think a couple of things. One is this is not going help much, but I will tell you, the year is starting out through eight weeks exactly like we expected it to. And it’s a little scary how close it’s tracked to exactly what we laid out. We knew we had to get by the Howard bubble. We learned that lesson in the fourth quarter of last year. I fully expect, as I said in my comments, to see that variance versus last year improve on a monthly basis. I think in the middle of the year it gets back to flat, with maybe a tiny bit of growth. I don’t know. And unfortunately, we’re going to have to wait again until the November and December timeframe because of the size of how much contribution that is, to see what the overall year is going to look like in retail. Personally, I believe we’re going to end up with growth in the overall industry. And I also believe that with effective merchandising, we can get to that bigger bubble. There’s still a tremendous amount of customers out there who don’t have satellite radio, and a big opportunity for us to get there. And that’s how we’re going to merchandise and market for the remainder of the year.
Laraine Mancini - Merrill Lynch — Analyst
Thank you.
Operator
[OPERATOR INSTRUCTIONS] Eileen Furukawa, Citigroup.

www.streetevents.com	Contact Us	9

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
Eileen Furukawa - Citigroup — Analyst
Thanks for taking the question. I have a couple. Just an update, in your meetings with regulators over the last week, can you just give us an initial summary of the feedback and what their key concerns have been? And Mel, also, what portion of your time do you expect will be spent in the coming month’s working on getting approval for the planned deal? And then separately, can you give us a better idea of what the marketing spend you expect for next year, and do you expect an increase on a per gross add basis given increased spend you talk about for minimizing merger confusion? And also, just in general what you think merger costs could be in 2007?
Mel Karmazin - Sirius Satellite Radio — CEO
Okay. So we’re certainly not prepared to speculate or to estimate what the merger costs are going to be, mainly because we’re going to have to wait to hear from the Justice Department, as well as the FCC, on what kind of information and what process we’re going to be going through. Regarding our conversations with regulators, they will be ongoing. They will — we have met with each member of the FCC already. We’ve met in person with them. I’ve met in person with them along with Gary Parsons, so that we continue to give them information. The information is why this is in the public interest. We have made some, I believe, good arguments as to why it is in the public interest.
I believe that when we file our application with Hart-Scott-Rodino, we will lay out the competitiveness of the market and how this transaction is not anticompetitive. When we file our application with the FCC, we will outline why this is very much in the public interest. And if you take a look at if the merger doesn’t happen, what’s it in for the consumers versus if in fact it does happen what’s in it for the consumers. It’s overwhelmingly a benefit of this merger for consumers, and we think that is the public interest standard. What amount of time I’m going to spend on it, I think the day expands based on how much you have to do. So I think that David, Scott and Jim are going to be pleased that I’ll be distracted with some other things to do, so I will not be bugging them quite as much as I have. They are well equipped to handle their areas of responsibility. And I could spend more time working with the regulators going forward. And hopefully, this process will take somewhere in the six to nine months. And we believe at the end of the day, and again, we’re optimistic that we can get this merger approved.
Eileen Furukawa - Citigroup — Analyst
And then also on what kind of marketing spend you expect?
Mel Karmazin - Sirius Satellite Radio — CEO
Yes, I think that our marketing spend has not been adjusted for the merger. We believe that we have a good amount of money budgeted for advertising and marketing. If you take a look at our brand awareness, Scott had talked about it during his remarks, we have great brand awareness. So American consumers know about the service. And we have a lot of work to do because, as I mentioned in my opening remarks, 90% of the consumers out there are not subscribing to satellite radio. So if you were to take the number of subscribers we have and adjust it for multiple receivers and adjust it for people who own both, you get to about 10 million subscribers. And we know that there’s 250 million cars on the road today. We know there are 109 million homes. We know that there are about 300 million people. And we have 10 million subscribers. So we’ve done a really good job over the last five years, but there’s a very long way to go. And we think that we’ve budgeted in the guidance we’ve given you, the correct amount of money for advertising. Though, Scott will tell you that you never have enough money in advertising.
Eileen Furukawa - Citigroup — Analyst
Thanks a lot.

www.streetevents.com	Contact Us	10

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
Operator
Bryan Kraft, Credit Suisse.
Bryan Kraft - Credit Suisse — Analyst
Just had two quick ones. What percentage of your base is now family plan subscriptions, and how are you thinking about that segment going forward? And then also, can you just talk about what your expectations are for self-pay SAC per gross add that’s embedded in your SAC guidance?
David Frear - Sirius Satellite Radio — CFO
Okay. The multisubscription plans there in the 13% to 14% range, and we do expect them to increase as we continue to market into our subscriber base. Self-pay churn rates, I think as we said before, we expect to remain largely consistent. What we’ve seen over the last couple of years hasn’t been a whole lot of variation to them. They do show some seasonality. That they tend to be a little bit higher coming off the back of the Christmas season. They tend to be a little bit higher in July coming off the back of Father’s Day selling. But over the course of the year, they have been very consistent in this 1.6% range.
Bryan Kraft - Credit Suisse — Analyst
Great, thanks.
Operator
James Dix, Deutsche Bank.
James Dix - Deutsche Bank — Analyst
Just a couple questions. I wanted to know whether you had any estimate as to what proportion of the adult population has actually heard satellite radio, whether you have any survey data on that? And then have you done any work to try to break down why people churn, other than simple nonpayment? And then I guess my last question would be, do you have any assessment as to what you think the longer-term impact might be on the OEM channel from the efforts of the auto makers to facilitate the use of nomadic devices in cars, like iPODs, MP3 players, SmartPhones? I’m thinking for example, Ford’s program to install the Sync system starting with the next model year. Thanks.
Mel Karmazin - Sirius Satellite Radio — CEO
So on your first question, no, we really don’t have any data that will tell us what percentage of the people have listened to satellite radio. We know the number of listeners that we have to our servers. We know that we did a free sampling on the Internet, where you can listen to our content for a weekend. And that got some great reaction, but I don’t have any hard data. Regarding all of the other items that the car companies have had in their cars, we certainly look at all of these audio options as competitive to satellite radio. And certainly, the idea of an iPOD ability to be in your car and someone is going to potentially listen to that as compared to satellite radio is a competitor. Having said that, I believe that there has always been a competitor, and lots of competitors for the car for radio. And in addition for us competing with terrestrial and [inaudible] radio, all of the radio industry faces competition from CD players and when cell phones first came into the car.
So, yes, I mean from one point of view, there’s a great deal of competition and it sort of clearly explains our viewpoint on the merger, that there is so much competition. On the other hand, we’ve been focused on content. And Scott goes through each

www.streetevents.com	Contact Us	11

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
quarter painstakingly the investment that we’ve made in content, and we believe that our content is superior to any other choice that you would have in this competitive area. So, from our point of view, we think that SIRIUS will be the big winner when it comes time for having the best radio on radio. There was a middle question that I’m not sure I got.
James Dix - Deutsche Bank — Analyst
Yes, just any data you had on why people churn other than simple nonpayment, [inaudible] for that.
Jim Meyer - Sirius Satellite Radio — President, Sales & Operations
Yes, nonpayment is far and away the biggest source of churn. And then it drops dramatically from there to some general categories that go with some kind of dissatisfaction that, whether it’s with equipment or reception or programming, that we generally find that if you’re going to churn for a dissatisfied reason, that it tends to — it’s almost like an infant mortality thing. It happens in the first 60, 90 days of service. And then you get to receiver-related and vehicle-related things, which are kind of like the turnover of homes in the cable industry, where somebody’s receiver is lost, stolen or destroyed, or they sell their car or their car is stolen or gets in a wreck. So those are the principal components.
Mel Karmazin - Sirius Satellite Radio — CEO
And I think that 1.65, or thereabouts, in self-pay churn is pretty good. And particularly when you look across other subscription businesses, and that is really what we measure for the satisfaction of our service, as compared to something that we have, which most other subscription businesses don’t have, which is the OEM conversion aspect of the business. So that 1.65 we think is a pretty good churn that we continue to work on to try to improve even more.
James Dix - Deutsche Bank — Analyst
Okay. Thanks very much.
Operator
Barton Crockett, JPMorgan.
Barton Crockett - JPMorgan — Analyst
Thank you for taking the question. Really wanted to ask about two things. One, if you could just tell us, give us a clearer, kind of more precise update on your expectations for OEM conversion from the promotional periods. I know in the past you’ve said generally over time it should trend like XM. I think you’ve also had some verbiage that you maybe are a little bit greener at working on the promotional conversions than XM. And I’m just wondering if that suggests maybe if you think it might start out a little bit below where XM is right now, and then trend up over time as you get better. That would be the — get more experience at this. The second question then would be turning to the merger side. Can you tell us specifically if your program — if your contracts with Howard Stern, with NFL, your two kind of most high profile content deals — I guess I would also throw Martha in there and NASCAR, if those give you the right to put that content on XM if you were to complete a merger as the contracts are currently stipulated, or whether you would have to go back in and adjust those contracts. And then give us some sense of how significant you think that adjustment process might be. Thank you.

www.streetevents.com	Contact Us	12

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
Mel Karmazin - Sirius Satellite Radio — CEO
So no, we’re not — yes, on the second point, we are not going to comment on any of the details in any of our specific contracts. We have said that we believe that the synergies that are available to shareholders as a result of this merger are very significant. We have affirmed the range that generally Wall Street has estimated for the benefits of the merger. And you should work with that number, and assume that if in fact, if in fact there are any that would require any adjustment, that it would be reflected in that overall synergy. And, again, let me turn it over to David on the first part of the question.
David Frear - Sirius Satellite Radio — CFO
On the conversion rates, Barton, I think we’re going to stick with talking to our business — talking about our business in the way that we have been for the last couple of years. That we’ve been providing you guys guidance on the aggregation of our different distribution channels. And as we’ve looked at this and considered it over the course of the past year, we think it’s the best way to continue to do it. So obviously the OEM conversion rate is embedded within the total churn that we have consistently reported for the last couple of years. We get there for a couple of reasons. That our go-to-market model with our OEM partners is significantly different than our competitors. That we’ve got a big distribution partner who bundles in 12-month subscriptions. We have another big distribution partner who uses six months. We’ve got guys coming online in the course of the next year or so that will be at three months. And so as we look at a conversion rate, we don’t know what we would ask you to apply it to. That we don’t have a bundled sub category that rolls up for renewal at a sort of predictable and consistent pace, the way that our competitor has. Who has a very — the dominant portion of their volume goes out with this three-month promotional period. So I just think that there’s a lot less utility in it for guidance purposes. So we’re going to stick with total churn.
Barton Crockett - JPMorgan — Analyst
Okay. All right. Thank you very much.
Operator
David Bank, RBC Capital Markets.
David Bank - RBC Capital Markets — Analyst
Just a quick one. Actually two quick ones. The first one was, appreciate the increasing depth of information that you guys are giving. And was wondering if I could go one step further and get gross adds by channel? And the second question is, Mel, how does the — in terms of the regulatory process here, have you ever encountered — you have done a lot of transactions. Have you ever encountered something close to this? In terms of what you feel like you have to surmount to get the deal done?
David Frear - Sirius Satellite Radio — CFO
David, on the gross adds by channel, again, I think we’re going to stick with the [inaudible] that we’ve been using for guidance going forward. That the gross adds by channel, if we’re not going pair it with SAC by channel, if we’re not going to pair it with churn by channel, then it’s kind of like an island of information. So I think we’ll just continue to report gross adds in total.
Mel Karmazin - Sirius Satellite Radio — CEO
Yes, and on the regulatory side, I’ve done a few of these deals. And it seems that all of them have sort of gotten the attention of regulators and Congress. So I remember when we did a transaction in — that involved the Philadelphia radio stations, and somebody said, well, gee, you’ll have two country music stations and you’re going to have — own the country market. If you

www.streetevents.com	Contact Us	13

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb. 27. 2007 / 8:00AM, SIRI — Q4 2006 Sirius Satellite Radio Earnings Conference Call
think back to the Westinghouse, CBS merger, when there was two all-news radio stations, WINS was Westinghouse and WCBS radio was on CBS, and there were questions that were raised about the combination and owning the all-news radio market in New York City. The deal involving infinity and CBS, obviously prompted some congressional hearings. And we went through the process, both with Hart-Scott-Rodino and the Justice Department and the FCC. And at the end of the day, they concluded that it was correct. We did an $80 billion merger between CBS and Viacom that caused a great deal of attention. And we had a number of hearings. We went through the FCC and the Justice Department and felt that that was in the public’s best interest. And then if you think about this one, you have, as I mentioned, there’s 10% of the population that have satellite radio, that even the people who have satellite radio have an AM/FM radio alongside it.
We also, in every one of these situations, the idea of having all of these choices available to the consumer are obviously plentiful. And though I don’t like to highlight this and you’ve seen our losses this year and you saw what XM’s losses this year are. So you’re really dealing with companies that are losing $1.5 billion on an EBITDA basis, and even on a real free cash flow basis, losing hundreds and hundreds of millions of dollars. And, again, we’re going to have to make the arguments to the regulators that this merger is not anticompetitive, which it is not. And we’re going to make the argument that it’s in the consumers’ best interest, which it is. And we’re going to hopefully prevail. Or if not, we’re going to do our best to try to prevail.
David Bank - RBC Capital Markets — Analyst
Thank you.
Operator
This does conclude today’s question-and-answer session. At this time I would like to turn the call back over to Mel for any additional or closing remarks.
Paul Blalock - Sirius Satellite Radio — SVP, IR
Thank you for joining us today, and have a good quarter.
Operator
This does conclude today’s conference. Thank you for your participation.

DISCLAIMER
Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2007, Thomson Financial. All Rights Reserved. 1478858-2007-02-27T11:59:38.770

www.streetevents.com	Contact Us	14

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.